SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   Schedule TO
        Tender Offer Statement under Section 14(d)(9) or 13(e)(1) of the
                         Securities Exchange Act of 1934

                                AMENDMENT NO. 1

                              MARKET CENTRAL, INC.

                                    (issuer)

                              MARKET CENTRAL, INC.
                                    (offeror)

                       2005 6.4% Senior Convertible Notes
                        Warrants to Purchase Common Stock
                         (Title of Class of Securities)

                                      None
                      (CUSIP Number of Class of Securities)

                                Clifford A. Clark
                              Market Central, Inc.
                                6701 Carmel Road
                                    Suite 205
                         Charlotte, North Carolina 28226
                                 (704) 837-0500

                                   Copies to:
Gerald L. Baxter, Esq.                               Trevor J. Chaplick Esq.
Greenberg Traurig, LLP                          Wilson Sonsini Goodrich & Rosati
3290 Northside Parkway                              Professional Corporation
       Suite 400                                       11921 Freedom Drive
Atlanta, Georgia 30327                                      Suite 600
    (678) 553-2430                                      Reston, VA 20190
                                                         (703) 734-3100

                            CALCULATION OF FILING FEE

Transaction Valuation                                       Amount of Filing Fee
    $5,107,160.00                                                 $1,021.43

(a) Estimated solely for the purpose of determining the registration fee, and calculated based on the market value of the securities offered in the exchange offer. The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $.0002 for each $1.00 of the value of the transaction.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing. Registration Statement No. 333-129621 on Form S-4 filed November 10, 2005 (the "Registration Statement").


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[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

[ ] third party tender offer subject to Rule 14d-1

[ ] going-private transaction subject to Rule 13e-3

[X] issuer tender offer subject to Rule 13e-4

[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

      This Amendment No. 1 to Issuer Tender Offer Statement on Schedule TO ("Schedule TO") relates to an offer by Market Central, Inc. dba Scientigo, Inc. (the "Company"), a Delaware corporation, to exchange $.80 principal amount of one of two new 8% Senior Convertible Notes (the "A Notes" or the "B Notes") and two Warrants to Purchase shares of Company Common Stock, par value $.001 (the "Common Stock") (the "A Warrants" and the "B Warrants") for $1.00 principal amount of outstanding 2005 6.4% Senior Convertible Notes (the "Notes") and each outstanding Warrant to Purchase one (1) share of Company Common Stock, par value $.001 (the "Warrants"), upon the terms and subject to the conditions contained in the Company's prospectus dated December __, 2005 (as may be amended and supplemented from time to time, the "Prospectus") and the related Letter of Transmittal, which are parts of the Company's Pre-Effective Amendment No. 1 to Registration Statement on Form SB-2/S-4 (File No. 333-129621), filed December 21, 2005 (the "Registration Statement") and are incorporated herein by reference.

      This Amendment No. 1 to Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The following Items are amended.

Item 1. Summary Term Sheet.

      The information under the heading "Exchange Offer" on the cover page of the Prospectus, under the heading "Prospectus Summary - The Exchange Offer" in the Prospectus is incorporated herein by reference in answer to Item 1 of this Schedule TO.

Item 4. Terms of the Transaction.

        (a) Material Terms.

                  (1) Tender offers. The information under the headings "Prospectus Summary - Exchange Offer," "Prospectus Summary - Questions and Answers About the Exchange Offer," "The Exchange Offer" and "Certain United States Federal Income Tax Considerations - Tax Consequences of the Exchange Offer" in the Prospectus is incorporated herein by reference in partial answer to Item 4 of this Schedule TO.

                  (2) Mergers or Similar Transactions. Not applicable.

         (b) Purchases. To the best knowledge of the Company, no Notes or Warrants are to be purchased from any officer, director or affiliate of the Company, other than (i) Stuart J. Yarbrough, the Chairman of the Board of Directors, and Cynthia S. White, the Company's Chief Operations Officer, who hold an aggregate of $268,750 Principal Amount of Notes and 134,375 Warrants, and are eligible to participate in the Exchange Offer, and (ii) CrossHill Georgetown Capital, LP, which holds $750,000 principal amount of Notes and 375,000 Warrants. We have been advised that they do not intend to accept the rescission offer described in the prospectus. We have also been advised that they intend to accept the Exchange Offer. The terms of exchange offered to such officers, director and affiliate of the Company are identical to those offered to all other holders of the Notes and Warrants.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

         (e) Agreements involving the subject company's securities. The information set forth under "Certain Relationships and Related Transactions - Placement Agent Commissions" " - Recapitalization Transactions" and " - TAG/Convey Transaction" and under "The Exchange Offer - Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Notes and Warrants" in the Prospectus is incorporated herein by reference in answer to
Item 5 of this Schedule TO.

Item 11. Additional Information.

         (a) Agreements, regulatory requirements and legal proceedings. The information set forth at "Certain Relationships and Related Transactions - Placement Agent Commissions" " - Recapitalization Transactions" and " - TAG/Convey Transaction" and at "The Exchange Offer - Legal Matters; Regulatory Approvals" and " - Miscellaneous" in the Prospectus is incorporated herein by reference in answer to Item 11 of this Schedule TO.

         (b) Other material information. None.

Item 12. Exhibits.

Exhibit No.       Description
-----------       --------------------------------------------------------------

(a)(1)(i) Prospectus dated December __, 2005 (incorporated by reference to the Company's Pre-Effective No. 1 to Registration Statement on Form SB-2/S-4 (File No. 333-129621)).

(a)(1)(ii) Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Company's Pre-Effective No. 1 to Registration Statement on Form SB-2/S-4 (File No. 333-129621)).

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






                                          Market Central, Inc.




                                          By:  /s/ Clifford A. Clark
                                               -------------------------------
                                          Name:    Clifford A. Clark
                                          Title:   Chief Financial Officer


Dated:  December 21, 2005